UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ________________________________________
FORM 11-K
 ––––––––––––––––––––––––––––––––––––––––

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended: December 31, 2025
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission file number 1-1687

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
PPG Puerto Rico Employee Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PPG Industries, Inc.
One PPG Place, Pittsburgh, Pennsylvania 15272

PPG Puerto Rico Employee Savings Plan
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	3
Notes to the Financial Statements as of and for the Year Ended December 31, 2025	4-8
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2025	9
Exhibit Index	10

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of
PPG Puerto Rico Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of PPG Puerto Rico Employee Savings Plan (the “Plan”) as of December 31, 2025 and 2024 and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 ("supplemental schedule") has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 22, 2026

We have served as the Plan’s auditor since 2013.

PPG Puerto Rico Employee Savings Plan

Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024
($ in thousands)	2025	2024
Assets:
Investments at fair value	$8,051	$14,551
Notes receivable from participants	20	474
Total assets	$8,071	$15,025
Liabilities:
Accrued expenses	—	1
Net Assets Available for Benefits	$8,071	$15,024

The accompanying notes to the financial statements are an integral part of these statements.

PPG Puerto Rico Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025
($ in thousands)	2025
Additions:
Net appreciation in fair value of investments	$665
Interest and dividend income	245
Interest income on notes receivable from participants	8
Total net investment income	$918
Contributions:
Employee	38
Employer	47
Total contributions	$85
Total additions	$1,003

Deductions:
Withdrawals	7,956
Total deductions	$7,956

Net decrease in net assets available for benefits	$(6,953)

Net Assets Available for Benefits:
Beginning of year	$15,024
End of year	$8,071

The accompanying notes to the financial statements are an integral part of this statement.

PPG Puerto Rico Employee Savings Plan
Notes to the Financial Statements
As of and for the Year Ended December 31, 2025
1.Description of the Plan
The PPG Puerto Rico Employee Savings Plan (the "Plan") was established for employees of PPG Industries, Inc. (the "Company" or "PPG") and its subsidiaries residing in Puerto Rico. The Plan is a defined contribution plan and is qualified under section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended. The Plan was established to provide a means for participants to save for their retirement and enable participants to defer a portion of their eligible compensation. Participants are employees of PPG and its subsidiaries residing in Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The named fiduciary for the operation and administration of the Plan (the “Plan Administrator”) is the PPG Global Benefits Leader. The named fiduciary with respect to control and management of the assets of the Plan is the PPG Executive Committee and the PPG Benefits Investment Committee. PPG's responsibilities include, but are not limited to, approval of trustees, recordkeepers, investment options, and investment managers and establishing performance benchmarks. The PPG Employee Benefits Committee has responsibility for establishing, maintaining, and amending the Plan.
Trustee of the Plan - Banco Popular de Puerto Rico (the "Trustee" or "BPPR") was the trustee of the Plan assets for the years ended December 31, 2025 and 2024.
Recordkeeper of the Plan - Fidelity Investments Institutional Operations Company LLC was the recordkeeper of the Plan for the years ended December 31, 2025 and 2024.
Administrative Expenses - The Plan or the Company pays all reasonable and necessary costs to manage and operate the Plan as determined by the Plan Administrator. These expenses, including recordkeeping fees, administrative charges, professional costs, and trustee costs, are paid from the assets of the Plan or are paid directly by the Company. The Plan has adopted uniform and nondiscriminatory procedures to allocate these expenses to participant accounts. In 2025 and 2024, administrative expenses paid by the Plan were $196 and $4,707, respectively. Administrative expenses paid by PPG on behalf of the Plan were $112,309 and $130,751 in 2025 and 2024, respectively.
Eligibility to Participate in the Plan - The Plan is available for employees of PPG and its subsidiaries residing permanently in Puerto Rico. An eligible employee may become a participant of the Plan as soon as administratively possible after enrollment.
Investment Options - Participants of the Plan are eligible to invest in certain money market funds, certain mutual funds and PPG Industries, Inc. common stock.
Contributions - Contributions under the Plan are made by the participants and, for certain participants, by the Company. Eligible employees are automatically enrolled in the Plan, unless they elect to not participate, with before-tax contributions equal to 4% of eligible earnings. If the participant does not select an investment option, these before-tax contributions will be invested in the BlackRock Lifepath Index Fund based on the Participant's year of birth and an assumed retirement age of 65.
Employee
Participants can contribute on a before-tax or after-tax basis. Before-tax contributions were restricted to $15,000 in 2025 and 2024. After-tax contributions in a plan year may not exceed 10% of the aggregate compensation paid to the employee during all the years he or she has been a Plan participant. Catch-up contributions may only be made by participants who reach age 50 by the end of the plan year and are limited to $1,500 per plan year. Employee contributions may also include rollovers from other qualified plans. There were no rollover contributions in 2025 and 2024.
Employer
The Company will match the participant contribution, up to the first 6% of the participant's eligible compensation. Each contribution will be multiplied by the Company match rate in effect to determine the amount of the Company matching contribution. The Company match rate established each year is at the discretion of the Company. The Company matching contribution rate was 100% during 2025 and 2024.
Employer contributions also include "Employer Additional Contributions" where the Company deposits additional retirement plan monies into eligible participant accounts. These contributions are between 2% and 5% of the eligible participant's eligible Plan compensation. The applicable contribution percentage is based on a combination of the participant's age plus the benefit received as of the end of the current Plan year. Total Employer Additional Contributions were $33,069 and $163,290 in 2025 and 2024, respectively.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, the Employer Additional Contribution, if applicable, and allocations of fund earnings and is charged with an allocation of fund losses and administrative expenses. Allocations are based on participant account balances, as defined by the Plan. Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.
If the Company declares a dividend on PPG Industries, Inc. common stock, each participant will share in that dividend if any portion of the participant's account is invested in the PPG Stock Fund on the ex-dividend date. PPG Stock Fund dividends are automatically reinvested into participant accounts to purchase additional shares of PPG Industries, Inc. common stock.
Vesting - All participant contributions and Company-matching contributions and their related earnings vest immediately. The Employer Additional Contributions generally vest over a three-year service period.
Forfeitures - Forfeited balances of terminated participants’ unvested accounts are used to reduce future contributions by PPG.
Payment of Benefits - Upon termination from service as a result of a voluntary or involuntary separation, retirement, or being approved for a Company sponsored long-term disability program, a participant may elect how to receive payment of his or her account from several options, including a total distribution or installment payments. The benefit to which a participant is entitled is the participant's vested account balance.
Payments to designated beneficiaries upon the death of the participant are made as a lump-sum distribution as soon as administratively possible from the date such payments are requested by the designated beneficiary or beneficiaries.
Notes Receivable from Participants - All active participants, excluding (a) those with a vested account balance less than $2,000 and (b) those who have two existing loans, may borrow for either general purposes or for a primary residence, from their account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, reduced by the highest outstanding participant loan balance over the past 12 months. General purpose loans have a loan term of 12 to 60 months. Primary residence loans have a loan term of 72 to 120 months. The loans are collateralized by the participants' account balance and bear an interest rate determined by the Plan Administrator based on the prevailing interest rates for loans which would be made under similar circumstances. Principal and interest payments are generally repaid by payroll deductions. Company contributions, based on age and years of service, are not available for loans.
Transfers - Transfers in primarily occur when PPG acquires a new business, and the existing plan(s) of the acquired company are legally moved into the Plan. Transfers out primarily occur when PPG divests part or all of one of its strategic business units, and portions of the Plan related to the divested business are legally moved out of the Plan. There were no transfers in or out during the year ended December 31, 2025.
The above brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for a complete description of the Plan, which is available from the Plan Administrator.
2.Summary of Significant Accounting Policies and Related Matters
Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting, except for amounts due to participants who had requested withdrawals, which are not recorded as a liability of the Plan as of December 31, 2025 and 2024 and are recorded upon distribution, in accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, Audits of Employee Benefit Plans.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends on PPG Industries, Inc. common stock are recorded as investment income on the ex-dividend date.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Benefit Payments - Benefits are recorded when paid.
Risk and Uncertainties - The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could be material in relation to the amounts reported in the financial statements.
Cash Equivalents - Cash and cash equivalents are highly liquid investments (valued at cost, which approximates fair value) acquired with an original maturity of three months or less.
Investment Valuation - Investments are stated at fair value. Investments in securities traded on securities exchanges are valued at the closing sales price on the last business day of the Plan year. Listed securities for which no sale was reported on that date are valued at bid quotations. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation/depreciation on those investments. See Note 3 for further information regarding fair value measurements.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are recorded as withdrawals based on the terms of the Plan document.
3.Fair Value Measurement
Accounting guidance on fair value measurements establishes a hierarchy of inputs employed to determine fair value measurements, which has three levels.
Level 1 inputs are quoted prices in active markets for identical assets and liabilities. Level 1 inputs are considered to be the most reliable evidence of fair value as they are based on unadjusted quoted market prices from various financial information service providers and securities exchanges.
Level 2 inputs are directly or indirectly observable prices that are not quoted on active exchanges, which include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 inputs are unobservable inputs employed for measuring the fair value of assets or liabilities.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. PPG evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2025 and 2024, there were no transfers between levels.

The financial assets that are reported at fair value on a recurring basis as of December 31, 2025 and 2024, were as follows:

	December 31, 2025
($ in thousands)	Level 1	Level 2	Level 3	Total
Cash equivalents	$690	$—	$—	$690
Mutual funds (a)	6,387	—	—	6,387
PPG Industries, Inc. common stock (b)	974	—	—	974
Total Investments at fair value	$8,051	$—	$—	$8,051

	December 31, 2024
($ in thousands)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$1,767	$—	$—	$1,767
Mutual funds (a)	11,072	—	—	11,072
PPG Industries, Inc. common stock (b)	1,712	—	—	1,712
Total Investments at fair value	$14,551	$—	$—	$14,551
(a)The fair value of mutual funds is valued at the daily closing price as reported by the fund.
(b)The fair value of PPG Industries, Inc. common stock is valued at the closing price reported on the active market on which the individual securities are traded.
4.Related-Party Transactions
The Plan held cash and cash equivalents in accounts managed by BPPR as of December 31, 2025, including both the BPPR Time Deposit Open Account and the BPPR Bank Deposit Sweep Program. The Plan also held investments in the Fidelity Contrafund and Fidelity Growth Fund as of December 31, 2025, which represent mutual funds managed by Fidelity. These transactions are considered exempt party-in-interest transactions.
Eligible participants may borrow from their individual account balance in the Plan as discussed in Note 1, and these transactions are considered exempt party-in-interest transactions.
At December 31, 2025 and 2024, respectively, the Plan held 9,506 and 14,332 shares of PPG Industries, Inc. common stock, the Plan Sponsor. During the year ended December 31, 2025, the Plan's investment in the Company’s common stock included purchases and sales of $84,409 and $148,374, respectively. These transactions are considered exempt party-in-interest transactions. Dividends earned on PPG Industries, Inc. common stock were $28,171 in 2025.
5.Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, Plan participants will receive all amounts credited to their accounts.
6.Income Tax Status
In November 2015, the Plan received a favorable tax determination letter from the Treasury of the Commonwealth of Puerto Rico stating that the Plan is qualified and that the trust established under the Plan is tax-exempt under the appropriate sections of the Puerto Rico Internal Revenue Code of 1994, as amended (the "Code"). Subsequent to this determination by the Treasury of the Commonwealth of Puerto Rico, the Plan was amended. The Plan Administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and that the trust established under the Plan is tax-exempt under the appropriate sections of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Plan management evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2025, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan Administrator believes it is no longer subject to income tax examinations for the years prior to 2021.

Participants in the Plan are not liable for federal income tax on amounts allocated to their accounts resulting from their before-tax deferrals, employer contributions, or investment income until such time as amounts are withdrawn from the participant's account.

PPG Puerto Rico Employee Savings Plan

Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2025
($ in thousands)
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	BPPR Bank Deposit Sweep Program	Cash equivalent	$13
*	BPPR Time Deposit Open Account	Cash equivalent	1
	Vanguard Treasury Money Market	Cash equivalent	676
*	Investment in PPG Industries, Inc. common stock — at fair value	Common Stock	974
	Blackrock Life Index Retirement	Mutual fund	294
	Blackrock Lifepath Index 2030 Fund	Mutual fund	638
	Blackrock Lifepath Index 2035 Fund	Mutual fund	979
	Blackrock Lifepath Index 2040 Fund	Mutual fund	1,089
	Blackrock Lifepath Index 2045 Fund	Mutual fund	193
	Blackrock Lifepath Index 2050 Fund	Mutual fund	141
	Blackrock Lifepath Index 2055 Fund	Mutual fund	41
	Blackrock Lifepath Index 2060 Fund	Mutual fund	20
	Blackrock Lifepath Index 2065 Fund	Mutual fund	2
*	Fidelity Contrafund	Mutual fund	372
*	Fidelity Growth Fund	Mutual fund	419
	Vanguard 500 Index Fund	Mutual fund	1,514
	Vanguard FTSE All World ex-US Index Fund	Mutual fund	249
	Vanguard Small-Cap Index Fund	Mutual fund	258
	Vanguard Total Bond Market Index Fund	Mutual fund	178
*	Loans to participants	Interest rates ranging from 4.25% to 9.5% and maturity dates through May 2033	20
	Total		$8,071

(d) Cost information is omitted as all investments are participant-directed
* Party-in-interest

PPG Puerto Rico Employee Savings Plan
Index to Exhibits
The following exhibit is filed as part of this Form 11-K.

Exhibit Number	Exhibit Description
23.1	Consent of PricewaterhouseCoopers LLP.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Benefits Leader of PPG Industries, Inc., and Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPG Puerto Rico Employee Savings Plan
(Name of Plan)

Date:	June 22, 2026	/s/ Dina M. Glance
Dina M. Glance
Global Benefits Leader of PPG Industries, Inc. and Administrator of the Plan